Mail Stop 03-05

							February 17, 2005


Via U.S. Mail

Mr. John Fleming
Chief Executive Officer
GameZnFlix, Inc.
1535 Blackjack Road
Franklin, KY  42134

Re: 	GameZnFlix, Inc.
	Form SB-2 filed January 20, 2005
	File No. 333-122162

Dear Mr. Fleming,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please comply with the comments on the Form SB-2 as they apply to your Form 10-KSB for the year ended December 31, 2004.
2. Please update your filing as necessary to reflect recent events.
For example, we note that in early February you renamed the subsidiary AmCorp Group, Inc. (to GameZnFlix Racing and Merchandising), appointed a new president, and opened a distribution center in Sterling, Colorado.
3. We could not locate the Convertible Debenture issued to Golden Gate Investors among your list of exhibits. Please revise or advise.
4. Please revise throughout the document to refer to the selling stockholder in the singular tense. For example, at the end of the first paragraph on the cover page, you should state that the selling stockholder "may be deemed an underwriter" of the shares of common stock, which "it" is offering. Revise the selling stockholder section and elsewhere as appropriate.
5. Please disclose more information regarding your customer base throughout the filing where appropriate, such as the summary, risk factors and business sections.

Prospectus Cover Page, page 1
6. Refer to the first paragraph, end of the second sentence where you disclose "...less the product of the conversion price multiplied by
100 times the dollar amount." Please revise to specify the "dollar amount" to which you refer.
7. Furthermore, please revise your brief discussion of the convertible debenture in order to make the terms more readily understandable. For example, make a clear distinction between the calculation of the number of shares to be converted, and the price at which those shares will be converted, if those are in fact two different calculations. We note your disclosure in the risk factors section on page 8 that the debentures are convertible into shares of common stock at an 18% discount to market price.
8. Also, your disclosure of the formula for the number of shares into which the Debenture may be converted differs from the formula in
Exhibit 4.24 "Addendum to Convertible Debenture and Securities Purchase Agreement" filed on January 18, 2005 as Exhibit 4.5 with your Form 8-K. Please revise or advise. If you revise, please do so throughout the document.
9. Please revise to briefly describe the terms of the common stock purchase warrants.

Prospectus Summary, page 3
GameZnFlix, Inc., page 3
10. We note from your disclosure in the last two sentences of the first paragraph that subscribers can retain games for an indefinite amount of time, and exchange them at any time. However, it is unclear whether these policies apply to DVD rentals, as well as game rentals.  Please revise to clarify or advise.
11. Please revise to disclose your monthly "burn rate" and what month
you will run out of money, assuming no change in present trends.
12. Please clarify the amount of common stock to be outstanding after
the offering, assuming the full exercise of the warrants and the conversion of the debenture. Currently the amount of common stock to be outstanding after the offering in the second row of the table
(647
million), is less than the amount of stock you have registered
(1.3
billion).
13. Clarify whether the use of proceeds calculation takes into account the $50,000 advance the company has already received from GGI, and the $150,000 advance the company will receive when this registration statement goes effective, representing prepayments towards the exercise of warrant shares. Please revise the disclosure as appropriate to reflect these prepayments, both here and in the Use of Proceeds section on page 12.
14. We note your statement on page 4 that the selling stockholder is obligated to exercise the warrant concurrently with the submission of a conversion notice. Does that mean that the selling stockholder would have to buy your stock at $1.09/share, when the current stock price is at $0.02, if they wanted to convert any part of the debenture? Please clarify for us and revise the document as appropriate to reflect this information, such as in the "terms of convertible debentures" section on page 35.
15. Furthermore, in order for the reader to place this information in context, please also revise this section to disclose your current stock price, and disclose the total amount of money that GGI would have to pay to the company to exercise the warrant at $1.09, taking into account the $200,000 in prepayments GGI will make, pursuant to the Addendum to the Securities Purchase Agreement dated December 17,
2004.
16. Refer to the last paragraph on page 4. We note that your selling stockholder has agreed to restrict its ability to convert or exercise its warrants; however, we have reviewed your exhibits and were unable to locate the document that this provision appears in. Please advise.

Risk Factors, page 5
17. To provide context for the risk factors relating to attracting subscribers, and minimizing subscriber churn, please revise to disclose the number of customers you currently have, and the general rate of growth and/or churn in your customer base you have experienced since the business started.
18. Please consider including additional risk factors relating to the business operations of the company on the following topics: (i) the risks associated with website maintenance and internet transactions;
(ii) your exposure to regulation due to your internet based business;
and (iii) the risks associated with verbal agreements with your supplier and fulfillment provider.


Market for Common Equity and Related Stockholder Matters, page 12
19. Please disclose whether your stock has been trading on the Berlin
Stock Exchange or the Frankfurt Stock Exchange over the last year, and at what price your stock has been trading on those exchanges. Also, supplementally tell us why you have listed your stock on those foreign exchanges.

Management`s Discussion and Analysis of Financial Condition, page
13
20. Since you operate a primarily subscription-based business, we believe that you should expand your disclosure to discuss your subscriber base. For instance, revise your results of operations sections to include discussion of the number of subscribers and reasons for changes from period to period, if any. Refer to Item 303(b)(1) of Regulation S-B.

Results of Operations - Nine Months Ended September 30, 2004
Compared..., page 13
Advertising, page 13
21. We note that you have increased your advertising efforts over the past year after retaining AdSouth Partners in February 2004. Therefore, please revise this section to discuss any known trends related to this increase in advertising that have had, or are reasonably expected to have, a material impact on your business. Refer to Item 303(b)(1)(iv) of Regulation S-B.

Consulting Fees, page 14
22. We note that approximately $2.5 million of consulting fees were expensed in the three months ended September 30, 2004. You also disclose that the increase was due to the launch of your operations.
Elsewhere in the document, you disclose that your website was launched in March 2004. It seems that these consulting fees were incurred after the launch. Please revise to give further detail regarding the increase or advise.

Net Loss, page 14
23. Please relocate this section to appear below "Revenues" on page
13. Please make a corresponding change for the Results of Operations for the Year Ended December 31, 2003 section. In other words, you should relocate the "Net Operating Loss" section on page 15 to appear below "Revenues" at the bottom of page 14.

Operating Activities, page 16
24. Please revise to disclose the net cash used by operating activities for the nine-months ended September 30, 2004 to appear on pages 13-14, where you discuss the results of operations for that period.

Liquidity and Capital Resources, page 16
25. It appears from the addendum to the securities purchase agreement with Golden Gate that you received $50,000 from Golden Gate when this registration statement was filed, and will receive an additional $150,000 when this registration statement goes effective. Please revise this section to reflect those amounts to be received.
26. Reference is made to the November 11, 2004 Securities Purchase Agreement for the sale of $150,000 convertible debentures and warrants to buy 15 million shares of common stock. In your disclosure on the debentures, we note there is an imbedded beneficial conversion feature, as the debentures allow for conversion at the lesser of $.20 or 82% (at an 18% discount) of the average weighted price during specified time periods. In accordance with the provisions of APBO 14, the $150,000 proceeds from the sale of the convertible debentures should be allocated to the two elements (debentures and warrants) for accounting purposes. The allocation of proceeds to the two securities should be based on the relative fair value of these securities. The value of the warrants could be estimated using an option-pricing model, such as the Black-Scholes model. The amount allocated to the warrants should be recorded as additional paid-in-capital, and as a discount to the related debentures.

Furthermore, the imbedded beneficial conversion feature (or the
18%
discount on conversion) on the debentures should be accounted for in accordance with EITF Issue No. 00-27 (see Issue 1). This beneficial conversion feature should be recognized and measured at the time of the debentures` issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in-capital. This will result in additional discount to this debt security.

The total discount from an allocation of value to the warrants and the imbedded conversion feature on the debentures should be amortized to interest expense from the date of issuance to the stated redemption date of the convertible instrument in accordance with the guidance in paragraph 19 of EITF 00-27.

In the amended Form SB-2, provide complete and clear disclosure of the accounting treatment that will result from the issuance of these securities. In this regard, provide a footnote in the updated audited financial statements for the fiscal year ended December 31,
2004 that describes the securities agreement, the issuance of the securities, and the accounting treatment with the impact on the financial statements. Furthermore, the three sections noted should be expanded to provide appropriate disclosure to the accounting treatment and impact on the financial statements.


Business, page 19
Product and Service Description, page 20
27. Reference is made to the second paragraph. Clarify whether you own all titles that are sold to your customers in addition to those titles that are rented to your subscribers.
28. Refer to the fourth paragraph of this section and clarify what type of 10% discount you are offering to current subscribers. For example, are you offering products at a 10% discount from retail?
29. Please discuss if appropriate how your shipping charges compare to the shipping charges charged by other on-line stores. Quantify these amounts to the extent feasible.

Sale of DVD`s and Games, page 21
30. Please quantify the impact that these sales have had on your revenues, and how recently these "new offerings" first appeared on your website.

Fulfillment, page 21
31. Please revise this section to discuss how your new distribution center in Sterling, Colorado will impact your fulfillment process.
32. Expand the paragraph to discuss your fulfillment process including, but not limited to, the parties responsible for filling the rental request.

Marketing, page 22
33. Refer to the first paragraph. We do not understand your statement "Participants of the affiliate program can receive up to $70.00 for each new subscriber sale." Please revise to clarify.
34. Also, please briefly explain the role of the Commission Junction entity in your marketing and business operations.
35. Please revise to discuss your military discount program.

Research and Development, page 23
36. Please expand your disclosure to discuss any research and development activity in 2004.


Description of Properties, page 23
37. Please expand your disclosure to include your warehouse locations. Refer to Item 102 of Regulation S-B.

Directors and Executive Officers, page 24
38. Please update this section and the executive compensation table as necessary to reflect the recent changes in your management team.

Committees of the Board of Directors, page 25
39. Please disclose whether either member of your audit committee is a financial expert. Refer to Item 401(e)(1)(i) of Regulation S-B.

Other Compensation, page 27
40. Please update this section to reflect recent developments with your Non-Employee Directors and Consultants Retainer Stock Plan and the Stock Incentive Plan.

Selling Stockholders, page 34
41. Please tell us supplementally whether Golden Gate Investors,
Inc.
is a broker-dealer or an affiliate of a broker-dealer.

Financial Statements for the Quarterly Period Ended September 30,
2004
Consolidated Balance Sheet, page F-1
42. Revise the balance sheet to reflect common stock options receivable as a reduction of stockholders` equity, unless the receivable was collected prior to the issuance of the financial statements. See Staff Accounting Bulletin Topic 4:E. Also, revise the Notes to the financial statements to disclose the event(s) giving rise to the common stock options receivable. Please make all necessary changes throughout the filing.

Note 2 - Significant Accounting Policies, page F-5
Revenue Recognition
43. As requested in our prior comment number 67, expand your revenue recognition policy to disclose how you will recognize revenues from on-line DVD and Game rentals that will be fulfilled by a national entertainment distributor as discussed in Note 15 to your audited financial statements for the year ended December 31, 2003. Also, provide us with your analysis using the indicators set forth in EITF
99-19 to support your gross reporting (as discussed in your response to prior comment number 67) for this type of arrangement.
44. Please revise the Notes to the financial statements to present separate disclosure of revenues and the cost of sales associated with the sale of products and revenues and related cost from providing services. See paragraph 37 of SFAS 131.
45. Reference is made to Note 1 (DVD`s and Games Library) to your audited financial statements for the year ended December 31, 2003. You disclose that you depreciate your DVD`s and games library over twenty-four months and that no salvage value is provided as the library is not intended to be sold. You also disclose that you have plans in place to provide sales of used DVD titles at a discounted price in the fifth paragraph under the Business section of the filing. In this regard, please expand Note 2 to the interim financial statements to disclose how the plan to sell used DVDs will impact your accounting policy related to depreciating your DVD`s and games library.

Note 3.  Prepaid Consulting Expenses, page F-6
46. Reference is made to the last paragraph. The penultimate sentence in the paragraph is not clear. In this regard, please expand your disclosure to clarify the number of shares issued for consulting services during the nine month interim period ended September 30, 2004, how you valued the stock that was issued for the consulting services, and your rationale for classifying the pre-paid consulting services as contra-assets in your financial statements. In this regard, your disclosure should be similar to the information that was included in your response to our previous comment number 62.
Similarly, revise Note 5 to your audited financial statements for the year ended December 31, 2003.

Financial Statements for the Year Ended December 31, 2003
Note 11.  Gain From Extinguishment, page F-22
47. Reference is made to your response to our prior comment number
71. Supplementally tell us, with a view toward expanded disclosure:
(1) the date you consummated the merger transaction in which you assumed the accrued payables that were extinguished, (2) whether you issued stock in the merger transaction, (3) the date(s) the accrued payables were originally incurred, (4) the statue of limitation time limit(s), (5) how you determined that the accrued payables were valid on the date of the merger, and (6) any recourse the debtor(s) may have in view of the expiration of the statute of limitations. Assuming a satisfactory response to reporting the transaction (i.e., the expiration of the statute of limitations related to the accrued payables) as a gain on the extinguishment of debt, the notes to the financial statements should be expanded to disclose the reasons why your accounting (including the timing of the gain recognition) is appropriate under your circumstances. We may have further comments.


Item 26. Recent Sales of Unregistered Securities, page II-2
48. We note several issuances of stock described on Page F-11 of the financial statements, which we were unable to locate in this section.
For example, 5,500,000 shares were issued for consulting services sometime in 2002. Please revise or advise us as to whether these transactions were registered.

Other
49. Update your financial statements and related information pursuant
Item 310(g) of Regulation S-B. In this regard, as the conditions in
Item 310(g)(2) have not been met, audited financial statements for the fiscal year ended December 31, 2004 will be required to be included in the amendment.
50. Please provide manually signed currently dated independent accountants` consents with any amendment.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Katherine Mathis at (202) 942-1994 or Joe Foti at (202) 942-1952 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-2936 with any other questions.


      Regards,


      Sara W. Dunton


cc:	Stephen Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	via facsimile:  (212) 930-9725

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Mr. John Fleming
GameZnFlix, Inc.
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